

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2021

Scott Crist
Chief Executive Officer
Industrial Tech Acquisitions II, Inc.
5090 Richmond Ave, Suite 319
Houston, Texas 77056

> **Re: Industrial Tech Acquisitions II, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 22, 2021**
> **File No. 333-254594**

Dear Mr. Crist:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
Our warrant agreement will designate the courts, page 57

1. We note your disclosure here, and at page 126 under "Public Stockholders' Warrants," that the exclusive forum in the warrant agreement does not apply to suits brought to enforce any liability or duty created by the Exchange Act. However, because the warrant agreement does not explicitly state that the exclusive forum provision does not apply to Exchange Act claims, please ensure that the exclusive forum provision in the warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

<u>Our amended and restated certificate of incorporation will require, page 60</u>

2.   We note Article XII, Section 12.1, of your Amended and Restated Certificate of Incorporation will provide that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Whereas here, and at page 130, under "Exclusive Forum for certain lawsuits," you indicate that, for any action arising under the Securities Act, the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Please revise for consistency.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance